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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-52993

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

LEUMI INVESTMENT SERVICES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue 4th FL
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean P. Concannon 917-542-2115
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

(Confidential Pursuant to Rule 17a-5(e)(3))

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, George Boyan and Sean P. Concannon, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Leumi Investment Services Inc., (the Company), as of December 31, 2018, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer for the purposes of SEC Rule 15c3-3.

George Boyan
President

Sean P. Concannon
Chief Financial Officer

MARCELO CHOI
Notary Public, State of New York
No. 01-CH6153069
Qualified in New York County
My Commission Expires September 25, 2022

Notary Public

Sworn to before me on March 1, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding SEC Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Statement of Financial Condition
Year Ended December 31, 2018

Contents

EY
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EY LLP
5 Times Square
New York, New York
10036

Tel: (212) 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Leumi Investment Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Leumi Investment Services, Inc. (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

February 28, 2019

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Notes to Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	6,748,097
Deposit with clearing organization	$	100,000
Receivable from clearing organization	$	3,547,261
Accounts receivable	$	20,638
Equipment and leasehold improvements, less accumulated depreciation of $246,368	$	169,458
Other assets at fair value	$	447,124
Deferred tax assets	$	461,405
Total Assets	**$**	**11,493,983**
Liabilities and shareholder's equity		
Liabilities:		
Payable to Parent	$	2,479,240
Salaries and wages payable	$	811,093
Accounts payable	$	437,854
Total liabilities	**$**	**3,728,187**
Shareholder's equity:		
Common stock, $1 par value; authorized, 100 shares, 10 shares issued and outstanding	$	10
Additional paid-in capital	$	3,115,537
Retained earnings	$	4,650,249
Total shareholder's equity	**$**	**7,765,796**
Total liabilities and shareholder's equity	**$**	**11,493,983**

1. Organization and Summary of Significant Accounting Policies

Leumi Investment Services Inc. ("LISI" or the "Company") is a wholly owned subsidiary of Bank Leumi USA (the "Parent"), which is a wholly owned subsidiary of Bank Leumi Le-Israel Corporation ("BLL Corp."). BLL Corp. is a wholly owned subsidiary of Bank Leumi Le-Israel B.M., a banking corporation organized in Israel. The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides brokerage services to individual and institutional customers located throughout the world.

The Company clears all of its securities through a third party broker-dealer on a fully disclosed basis. As such, the company is exempt from the provisions of SEC Rule 15c3-3 (the "Customer Protection Rule") under the Securities and Exchange Act of 1934.

The following is a summary of significant accounting policies:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period in the accompanying financial statements. Such estimates include the useful lives of equipment and leasehold improvements, and realization of deferred tax assets. Actual results could differ from such estimates.

Cash Flows

For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of less than three months as cash equivalents.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets or the lease term, if shorter. Estimated useful lives are generally as follows: leasehold improvements – over the life of the lease, furniture and equipment – 3 to 10 years, and software – 5 years. Maintenance and repairs are charged to expense and improvements are capitalized.

Loans

The Company elected fair value option for its loans recorded in Other assets at fair value.

1. Organization and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which amends the existing standards for lease accounting effectively bringing most leases onto the balance sheets of the related lessees. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted. LISI is currently evaluating the pending adoption of ASU 2016-02 and its impact on LISI's financial statements.

2. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2018, the Company had net capital of $773,644, which was $523,644 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was 482 to 1. See supplemental information in Schedule 1.

The Company has entered into a written agreement with its clearing firm which requires the clearing firm to perform a "Proprietary Accounts of Brokers-Dealers (PAB) reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

3. Income Taxes

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. For Federal and state and local purposes, LISI is included in the consolidated tax return filed by the Parent. Pursuant to the tax sharing agreement, and in accordance with ASC 740, *Income Taxes*, LISI computes its federal tax liability on a separate company basis. The corresponding income tax payable (or receivable) is presented as a due to (or from) the Parent. State and local income tax returns are prepared on a separate-return basis in tax jurisdictions where separate filing is required.

The difference between LISI's statutory tax rate and effective tax rate primarily relates to state and local income taxes, net of the federal benefit.

Deferred Income Taxes

LISI calculates its deferred income taxes based on the temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax laws and tax rates that will be in effect when such differences are expected to reverse. A valuation allowance is established to reduce all or a portion of the deferred tax asset to the amount that more likely than not will be realized.

3. Income Taxes (continued)

As of December 31, 2018 LISI had a net deferred tax asset of $461,405. The gross deferred tax asset of $495,413 and gross deferred tax liability of $34,008 relate to differences in the underlying basis for financial reporting and tax purposes. LISI did not record a valuation allowance for deferred tax assets as of December 31, 2018 as it is more likely than not that the assets will be realized.

Unrecognized Tax Benefits and Examinations

LISI recognizes tax positions in the financial statements only when it is more likely than not to be sustained upon examination by the relevant taxing authority based on its technical merits. The position is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements.

LISI has no open audits at this time. The standard three-year statute of limitations remains in effect for returns filed in the Federal, New York State, New York City, California, Illinois and Florida jurisdictions. Accordingly, all years subsequent to and including 2015 remain open to examination.

At December 31, 2018, LISI had no unrecognized tax benefits. LISI does not expect significant changes in the unrecognized tax benefits to occur within the next 12 months.

4. Related-Party Transactions

During 2018, LISI executed two dividends, totaling $17 million, to its parent, Bank Leumi USA. LISI does not expect an adverse effect from the dividend distribution on its business or capital standing and LISI's Net Capital continues to be significantly higher than the minimum requirement.

The Company has cash of $6,748,097 held in interest-free checking accounts with the Parent as of December 31, 2018.

Pursuant to a service agreement, the Parent provides certain operating and other administrative support facilities and services to the Company. Such facilities and services include treasury management and operation, use of office space, payroll, accounting, and other administration. Occasionally the Company will execute principal transactions with Bank Leumi Le-Israel B.M. to purchase or sell securities.

The Company pays the Parent for its share of federal tax expense based on its federal taxable income.

As of the year ended December 31, 2018, the Company had a payable to the Parent of $2,479,240.

In 2018, the Company purchased an unsecured loan from the Parent. The loan was purchased for $287,225, and is classified in other assets at fair value. The difference between purchase price and carrying value as of December 31, 2018 relates to principal pay downs.

5. Financial Instruments with Off-Balance Sheet Credit Risk and Concentration of Credit Risk

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts, because the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has guaranteed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no guarantee liability is carried on the statement of financial condition for these transactions. As of December 31, 2018, there were no amounts owed to the clearing broker by these customers.

The Company utilizes the services of a clearing broker for the settlement of its introduced customer's securities transactions. These activities may expose the Company to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts. The Company's liability under these arrangements is not quantifiable.

6. Commitments and Contingencies

The Company is subject to certain legal actions which arise out of the normal course of business. Management believes that the resolution of any litigation or investigation will not have a material adverse effect on the financial condition or results of operations of the Company.

7. Fair Value of Financial Instruments

The Company's Other Assets at Fair Value primarily consist of loan receivables and are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

As of December 31, 2018 Other Assets at Fair Value totaled $447,124. This asset is classified Level 3 in the fair valuation hierarchy.

The following table reflects gains and losses for all assets categorized as Level 3 as of December 31, 2018. There were no assets that were transferred into Level 3 during 2018.

Description	Beginning Balance	Realized and Unrealized Gains or Losses	Purchases, Sales, Other Settlement and Issuances, net	Ending Balance	Unrealized Losses for Level 3
Other Assets at Fair Value	$ 225,911	$ -	$ 221,213	$ 447,124	
Total	**$ 225,911**	**$ -**	**$ 221,213**	**$ 447,124**	**$ -**

8. Subsequent Events

Management has evaluated whether events or transactions have occurred after December 31, 2018, that would require recognition or disclosure in these financial statements through February 28, 2019, the date of issuance of these financial statements. Accordingly, management has determined that there were no subsequent events that require adjustment to, or disclosure in, the consolidated financial statements.